Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 28, 2021

Relating to the Preliminary Prospectus Supplement dated September 28, 2021 and

Prospectus dated April 30, 2019

Registration Statement No. 333-231146

[TEXT OF COMMUNICATION SENT VIA BLOOMBERG]

Issuer/Ticker	Main Street Capital Corp (MAIN)
Rating*	S&P: BBB- (Stable)
Tap (Increase)	Yes - MAIN 3% 07/14/26 Corp
Format	SEC Registered
Ranking	Sr Unsecured Note
Maturity Date	July 14, 2026
Coupon Type	Fixed
IPT	T+170 area
Tranche Size	$150mm (New outstanding amount $450mm)
Optional Redemption	Make Whole Call T+45 1-Month Par Call
Change of Control	Yes, 100% (See Red)
Use of Proceeds	Repayment of debt outstanding under the Credit Facility
Active Bookrunners	RBCCM (B&D), SMBC Nikko, TSI
Sale into Canada	No
Denominations	2,000 x 1,000
CUSIP	56035LAE4
ISIN	US56035LAE48
Settlement**	T+3 (October 1, 2021)
Timing	Today's Business

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the new Notes will be required, by virtue of the fact that the new Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Main Street Capital Corporation before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement relating to this offering, together with the accompanying prospectus, filed with the SEC and other documents Main Street Capital Corporation has filed with the SEC for more complete information about Main Street Capital Corporation and this offering. The information in the preliminary prospectus supplement and the accompanying prospectus, and in this announcement is not complete and may be changed.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Main Street Capital Corporation, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement if you request it by contacting RBC Capital Markets LLC, Attention: Investment

Grade Syndicate Desk, Brookfield Place, 200 Vesey St., 8th Floor, New York, NY 10281, telephone: 866-375-6829, or e-mail: RBCNYFIXEDINCOMEPROSPECTUS@RBCCM.COM, or from SMBC Nikko Securities America, Inc., Attention: Debt Capital Markets, 277 Park Avenue, New York, NY, 10172, telephone: 1-888-868-6856 or email: prospectus@smbcnikko-si.com, or Truist Securities, Inc., 303 Peachtree Street, Atlanta, Georgia, 30308, Attention: Prospectus Dept, telephone: 800-685-4786, or email: TSIdocs@truist.com.

The preliminary prospectus supplement, the accompanying prospectus and this announcement do not constitute offers to sell or the solicitation of offers to buy nor will there be any sale of the securities referred to in this announcement in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR OTHER EMAIL SYSTEM.